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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**SCHEDULE 14A INFORMATION**
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
**[X] Definitive Proxy Statement**

# Viropro, Inc.

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):
**[X] No fee required**
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies: None

2) Aggregate number of securities to which transaction applies: None

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
-$0- no fee is payable pursuant to Rule 0-11(c) (ii)

4) Proposed maximum aggregate value of transaction: n/a

5) Total fee paid: $-0-

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

1) Amount Previously Paid: n/a
2) Form, Schedule or Registration Statement No.: n/a
3) Filing Party: n/a
4) Date Filed: n/a

SEC 1913 (04-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VIROPRO, INC.
8515 Place Devonshire Suite 207,
Montreal Quebec H4P 2K1 Canada.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 7, 2006.

Dear Stockholders:

You are cordially invited to attend a special meeting of stockholders on February 7, 2006, at 9:00 a.m. local time at our principal executive offices, located at 8515 Place Devonshire Suite 207, Montreal Quebec H4P 2K1 Canada.

The purpose of this special meeting is to consider and vote on the following matters:

A proposal to amend our Restated Certificate of Incorporation to increase the authorized capital stock of Viropro, Inc. from 20,000,000 common shares to 45,000,000 shares which Certificate of Amendment was approved by the Board of Directors on October 17, 2005; and such other business as may properly come before the special meeting, or any adjournment thereof.

The Board of Directors has fixed the close of business on December 7, 2005 as the record time for determining which stockholders are entitled to notice of, and to vote at, this special meeting, or any adjournment thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, YOU ARE URGED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT TO US USING THE SELF ADDRESSED STAMPED ENVELOPE PROVIDED.

By Order of the Board of Directors,

Jean-Marie Dupuy, President & Chief Executive Officer
Montreal Quebec Canada
January 19, 2006.

TABLE OF CONTENTS

Page

APPENDIX  A - Certificate of Amendment to the VIROPRO, INC. Restated Certificate of Incorporation.

APPENDIX  B – VIROPRO, INC. Financial Statements and Plan of Operations for the Fiscal Year Ended November 30, 2004 as disclosed in Annual Report, Form 10-KSB/A

APPENDIX  C – VIROPRO, INC. Financial Statements and Results of Operation for the Fiscal Quarter ending August 31, 2005, as disclosed in the Quarterly Report , Form 10- QSB/A.

VIROPRO, INC.
8515 Place Devonshire Suite 207,
Montreal Quebec H4P 2K1 Canada.

This proxy statement is being furnished to you in connection with the solicitation by the Board of Directors of proxies for use at our special meeting of stockholders scheduled for February 7, 2006, at the principal executive offices, located at 8515 Place Devonshire Suite 207, Montreal Quebec H4P 2K1 Canada at 9 AM local time, and any adjournment thereof. This proxy statement and the accompanying proxy card are first being mailed to stockholders on or about January 19, 2006.

**Questions and Answers (Q & A) about the Special Meeting**

Q: WHAT IS THE SPECIAL MEETING?

A: The Purpose of the Special Meeting is to consider and vote upon the following matters:

A proposal to amend our Restated Certificate of Incorporation to increase the authorized capital stock of VIROPRO, INC. (the "Company") from 20,000,000 to 45,000,000 common shares, which Certificate of Amendment was approved by the Board of Directors on October 17, 2005, and such other business as may properly come before the special meeting or any adjournment thereof.

Q: WHY AM I RECEIVING THIS PROXY STATEMENT AND PROXY CARD?

A: You are receiving this proxy statement and the enclosed proxy card because the Board of Directors is soliciting your proxy to vote your shares of common stock or preferred stock, as the case may be, at the special meeting. To assist you in your decision-making process, this proxy statement contains pertinent information about us, the special meeting and the proposal to be considered.

Q: WHEN AND WHERE WILL THE MEETING BE HELD?

A: The special meeting of stockholders will be held at our principal executive offices, 8515 Place Devonshire Suite 207, Montreal Quebec H4P 2K1 Canada at 9:00 a.m. local time  local time on February 7, 2006.

Q: WHO IS ENTITLED TO NOTICE OF AND TO VOTE AT THE SPECIAL MEETING?

A: All stockholders of record at the close of business on December 7, 2005 are entitled to notice of, and to vote at, the special meeting. Each share of our common stock entitled its holder to one vote on each matter properly submitted to stockholders. On the record date, there were 17,445,569 outstanding shares of our common stock, held by a total of approximately 1,280 stockholders.

Q: HOW DO I VOTE?

A: By properly completing, signing and returning the enclosed proxy card, your shares will be voted as directed. If no directions are specified on your properly signed and returned proxy card, your shares will be voted for the proposal set forth below, and with regard to any additional matters that come before the special meeting, in the discretion of the persons named as proxies. If you are a registered stockholder, that is, if you hold your shares of stock in certificate form, and you attend the meeting, you may either mail in your completed proxy card or deliver it to us in person. If you hold your shares of stock in "street name;" that is, if you hold your shares of stock through a broker or other nominee, and you wish to vote in person at the special meeting, you will need to obtain a proxy card from the institution holding your stock.

Q: CAN I VOTE BY TELEPHONE OR ELECTRONICALLY?

A: Yes. There are procedures for telephonic or electronic voting. These procedures are included in the mailing to shareholders.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

A: It means that you have multiple accounts at the transfer agent and/or with stockbrokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q: CAN I CHANGE MY VOTE AFTER I RETURN MY PROXY CARD?

A: Yes. Even after submitting your proxy card, you can revoke it and/or change your vote prior to the special meeting. To revoke or change your vote prior to the special meeting, simply (i) file a written notice of revocation with our secretary, (ii) send us a duly executed proxy card bearing a later date than the prior one submitted or (iii) attend the special meeting and vote in person. Please note, however, that while the giving of a proxy does not affect your right to vote in person at the special meeting, attendance alone will not revoke a previously granted proxy.

Q: WHAT IS A "QUORUM"?

A: A quorum is the number of people required to be present before a meeting can conduct business. Pursuant to our Bylaws, the presence at the special meeting of at least a majority of the outstanding shares of our capital stock (17,445,569shares) as of the record date, whether in person or by proxy, is necessary for there to be a "quorum." If you submit a properly executed proxy card, even if you abstain from voting, you will be considered part of the quorum. Shares represented by broker "non-votes" will also be considered part of the quorum.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSAL?

A: Approval of the proposal to amend our Restated Certificate of Incorporation to increase the authorized capital stock of the Company from 20,000,000 to 45,000,000 common shares as approved by the Board of Directors on October 17, 2005, requires the affirmative vote of a majority of the issued and outstanding shares of our common stock and preferred stock voting together as one class of capital stock.

Properly executed proxy cards marked "ABSTAIN" and broker "non-votes" will not be voted. Accordingly, abstentions and broker "non-votes" are tantamount to negative votes.

Q: WHAT IS THE BOARD OF DIRECTORS' RECOMMENDATION?

A: The Board of Directors recommends that you vote for the amendment to the Certificate of Amendment to the Restated Certificate of Incorporation increasing the authorized capital stock from 20,000,000 shares to 45,000,000 common shares which Certificate of Amendment was approved by the Board of Directors on October 17, 2005.

Unless otherwise instructed, the shares of stock represented by your signed and returned proxy card will be voted in accordance with the recommendations of the Board of Directors. With respect to other matters that may properly come before the special meeting, the proxy holder(s) will vote in accordance with the Board of Directors' recommendations or, if no recommendation is given, at their discretion.

Q: WHO IS PAYING THE COST FOR THIS PROXY SOLICITATION AND HOW IS THE SOLICITATION PROCESS BEING CONDUCTED?

We will pay the costs associated with this proxy solicitation. We do not anticipate that such costs will exceed those normally associated with similar proxy solicitations. We will also, upon request, reimburse brokers, banks and similar organizations for reasonable out-of-pocket expenses incurred in forwarding these proxy materials to clients.

In addition to soliciting of proxies through the mail, our directors and employees may solicit proxies in person, by telephone or other electronic means. None of our directors or employees will receive additional compensation for any such efforts.

Q: DO I HAVE DISSENTER'S RIGHTS?

A: No. The action proposed to be taken at the special meeting does not entitle dissenting stockholders to any appraisal rights under the Nevada Revised Statutes.

Q: HOW DO I OBTAIN MORE INFORMATION ABOUT US?

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800)-SEC-0330 for further information. Copies of this material may also be obtained from the SEC's web site at www.sec.gov, by contacting us at (514) 731-8776 or by writing to us at 8515 Place Devonshire Suite 207, Montreal Quebec H4P 2K1 Canada. The Company's web site is www.viropropharma.ca.

## Security Ownership of Certain Beneficial Owners & Management

The following table sets forth, as of January 19, 2006, information regarding the beneficial ownership of our common stock based upon the most recent information available to us for (i) each person known by us to own beneficially more than five (5%) percent of our outstanding common stock, (ii) each of our officers and directors, and (iii) all of our officers and directors as a group. Each stockholder's address is c/o the Company, 4480 Cote De Liesse Suite 303, Montreal Quebec H4N 2R1 Canada.

| Name | Number of Shares Owned | Percentage Owned |
| --- | --- | --- |
| Richard Lee (2) | 695 ,015 (1) | 4.0 |
| Jean-Marie Dupuy (Dr). | 110,000 | 0.6 |
| Prosper Azoulay | 350,000 | 2.0 |
| All Officers and Directors as a Group | 1,155,015 | 6.6 |
| Trivor Investment & Management Corporation | 3,000,000 | 17.2 |

(1)  Included indirectly, through Sunev Investments Limited, 345,015 Shares
(2)  Richard Lee hold Proxies representing approximately 8,418,026 shares.

## APPROVING THE AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION

### Introduction

On October 17, 2005, the Board of Directors of the Company approved an amendment to our Restated Certificate of Incorporation increasing the authorized capital stock of the Company to 45,000,000.

The stockholders are being asked to approve this proposed amendment. The shares of the Company's common stock, including the additional shares proposed for authorization, do not have preemptive or similar rights. If approved by the stockholders, Article 4 of the Company's Restated Certificate of Incorporation would be amended to provide as follows:

The amount of the total authorized capital stock of this corporation is 20,000,000 common shares, with a par value of $.001 per share. Such shares are nonassessable.

### Description of the Common Stock, Warrants, Convertible Debentures and Convertible Notes

Except as to certain matters discussed below or as proscribed by applicable law, the holders of shares of the capital stock of the Company vote together as a single class. The holders of our capital stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

**Description of the Common Stock**

Prior to filing the proposed Certificate of Amendment which will increase our authorized capital stock to 45,000,000 shares if approved by the shareholders, we were authorized to issue up to 20,000,000 shares of capital stock, consisting of common stock. There are presently 17,445,569 shares of common stock outstanding.

The holders of common stock: (i) have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors after all accrued but unpaid dividends have been paid to the holders of the outstanding capital stock ranking senior to the common stock as to dividends; (ii) are entitled to share ratably in all of our assets available for distribution to the holders of common stock upon liquidation, dissolution or winding up of our affairs; and (iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights.

**Principal Reasons for Increasing the Number of Authorized Shares of Common Stock.**

The Company does not have sufficient liquidity to finance its operations and has used its common stock to pay for goods, services and to repay certain debts. The Board of Directors of the Company believes that it is advisable and in the best interests of the Company to have additional authorized but unissued shares of common stock available in an amount adequate to provide for the future needs of the Company. The additional shares will be available for issuance from time to time for a stock split or dividend, raising capital through the sale of common stock and attracting and retaining valuable employees by issuing additional stock options.

**Vote Required**

The affirmative vote of the holders of a majority of our outstanding capital stock is required to amend our Restated Certificate of Incorporation.

**Recommendation of the Board of Directors**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT.

OTHER MATTERS

The Board of Directors does not know of any matter, other than the proposal described above that may be presented for action at the special meeting. If any other matter or proposal should be presented and should properly come before the meeting for action, the persons named in the accompanying proxy will vote upon such matter or proposal in accordance with their best judgment.

ANNUAL AND QUARTERLY REPORT

All stockholders of record as of the record date are being sent herewith a copy of the Company's (i) Financial Statements and Plan of Operations as disclosed in the Annual Report on Form 10-KSB/A for the year ended November 30, 2004, and (ii) Quarterly Statements and Result of Operations as disclosed in the Report on Form 10-QSB/A for the quarter ended August 30th, 2005.

**Appendix A**


THIS PROXY IS SOLICITED ON BEHALF
OF THE BOARD OF DIRECTORS OF
VIROPRO, INC.

Proxy - Special Meeting of Stockholders

February 7, 2006.

The undersigned, a holder of common stock of VIROPRO, INC. , a Nevada corporation (the "Company"), does hereby appoint [_____ ] and [_____ ], and each of them, the true and lawful attorneys and proxies with full power of substitution, for and in the name, place and stead of the undersigned, to vote all of the shares of common stock or preferred stock of the Company that the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of the Company to be held at 9:00 a.m., local time, February 7, 2006 at the principal executive offices of the Company, located at 8515 Place Devonshire Suite 207, Montreal Quebec H4P 2K1 Canada or at any adjournment or adjournments thereof.

This proxy will be voted in accordance with any directions given herein. Unless otherwise specified, this proxy when executed and returned to the Company will be voted to approve the proposed amendment to the restated certificate of incorporation.

1. To approve the proposed amendment to the Restated Certificate of Incorporation to increase the authorized shares of capital stock of the Company from 20,000,000 to 45,000,000:

    FOR [___]      AGAINST [___]      ABSTAIN  [___]

NOTE: Your signature should appear the same as your name appears hereon. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which you are signing. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer.


Signature:_____      Date: _____, 2006


Signature:_____      Date: _____, 2006

# Appendix A.
# Viropro, Inc.

Financial Statements

For the Year Ended November 30, 2004
and the Five Months ended November 30, 2003,
and the year ended June 30, 2003.

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Viropro, Inc.

We have audited the accompanying consolidated balance sheet of Viropro, Inc. as of November 30, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viropro, Inc. as of November 30, 2004, and results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred significant losses from operations and has no revenue generating operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Stark Winter Schenkein & Co., LLP

/s/Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 24, 2005

# Independent Auditors' Report

To the Board of Directors and Stockholders of
Viropro, Inc.

We have audited the accompanying balance sheet of Viropro, Inc. as of November 30, 2003 and the related statements of operations, stockholders' deficit and cash flows for the five month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Viropro, Inc. as of June 30, 2003 and 2002, were audited by other auditors whose report date September 15, 2003 on those statements included an explanatory paragraph that describes factors that raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of The Public Company Accounting Oversight Board (PCABO). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viropro, Inc. as of November 30, 2003 and the results of its operations and its cash flows for the five month period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, Viropro, Inc. has incurred net losses and had a deficit in working capital and a deficit in stockholders' equity at November 30, 2003. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Bennett Thrasher PC

Bennett Thrasher PC
Atlanta, Georgia
March 17, 2004

INDEPENDENT AUDITORS' REPORT

Board of Directors
Viropro, Inc.

I have audited the accompanying balance sheets of Viropro, Inc. as of June 30, 2003 and 2002 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viropro, Inc. at June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has experienced an operating loss and management has determined that it will require additional capital to continue funding operations and meet its obligations as they come due. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mark Cohen CPA

Mark Cohen C.P.A.
A Sole Proprietor Firm

Hollywood, Florida
September 15, 2003

It should be noted that the opinion for the Independent Auditor has been copied from the 10KSB as filed for the year ended June 30, 2003. The Company is unable to obtain a reissued opinion letter as the auditor is deceased.

# Viropro, Inc.

## Consolidated Balance Sheet
**November 30, 2004**

**Assets**

| | | |
|---|---|---:|
| Current assets: | | |
| Cash | $ | 54,561 |
| Prepaid expenses and sale taxes | | 9,658 |
| Loan receivable | | 14,175 |
| Total current assets | $ | 78,394 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---:|
| Current liabilities: | | |
| Accounts payable | $ | 3,844 |
| Total current liabilities | | 3,844 |
| | | |
| Stockholders' Equity: | | |
| Common stock, $.001 par value, 20,000,000 shares authorized, 4,366,974 shares issued and outstanding | | 4,367 |
| Additional paid-in capital | | 3,207,328 |
| | | |
| Accumulated (deficit) | | (3,139,623) |
| Other Comprehensive Income: | | |
| Foreign currency translation adjustment | | 2,478 |
| Total stockholders' equity | | 74,550 |
| | | |
| Total liabilities and stockholders' equity | $ | 78,394 |

See accompanying notes to consolidated financial statements.

**Viropro, Inc.**
**Consolidated Statements of Operations**

|  | Year Ended November 30, 2004 | | Five Month Period Ended November 30, 2003 | | Year Ended June 30, 2003 | |
|---|---|---|---|---|---|---|
| Revenue | $ | - | $ | - | $ | - |
| Cost of revenue | | - | | - | | - |
| Gross Profit | | - | | - | | - |
| Operating expenses: | | | | | | |
| Consulting fees – Non cash stock compensation | | 1,053,640 | | - | | - |
| Selling, general and administrative expenses | | 105,903 | | 8,525 | | 10,130 |
| Operating (loss) | | (1,159,543) | | (8,525) | | (10,130) |
| Other expense: | | | | | | |
| Interest expense (principally related party) | | - | | - | | (29,160) |
| (Loss) from continuing operations | | (1,159,543) | | (8,525) | | (39,290) |
| Discontinued operations: | | | | | | |
| Gain on assignment of subsidiary | | - | | - | | 210,125 |
| Net income (loss) | | (1,159,543) | | (8,525) | | 170,835 |
| Comprehensive income: | | | | | | |
| Foreign currency translation adjustment | | 2,478 | | - | | - |
| Comprehensive income (loss) | $ | (1,157,065) | $ | (8,525) | $ | 170,835 |
| Weighted average common shares outstanding – basic and diluted | | 4,137,522 | | 4,116,974 | | 22,608,999 |
| (Loss) per common share – basic and diluted | $ | (0.28) | $ | (0.00) | $ | 0.01 |

See accompanying notes to consolidated financial statements.

# Viropro, Inc.

*Consolidated Statements of Stockholders' Equity*

| | Common Stock | | Additional Paid-In Capital | | Accumulated (Deficit) | | Foreign Currency Translation | Total Stockholders Equity |
|---|---|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | | | | | | |
| Balance at June 30, 2002 | 7,474,749 | $ 7,475 | $ 1,102,584 | $ $ - | (2,142,390) | $ | - $ | (1,032,331) |
| Issuance of shares for settlement of liabilities | 42,500,000 | 42,500 | 808,866 | - | - | | - | 851,366 |
| Net income | - | - | - | - | 170,835 | | - | 170,835 |
| Balance at June 30, 2003 | 49,974,749 | 49,975 | 1,911,450 | - | (1,971,555) | | - | (10,130) |
| Stockholders' direct payments for accounts payable | - | - | 10,130 | - | - | | - | 10,130 |
| Reverse split 1 to 12.14 | (45,857,775) | (45,858) | 45,858 | - | - | | - | - |
| Net (loss) | - | - | - | - | (8,525) | | - | (8,525) |
| Balance at November 30, 2003 | 4,116,974 | 4,117 | 1,967,438 | - | (1,980,080) | | - | (8,525) |
| Common shares issued for cash | 250,000 | 250 | 49,750 | - | - | | - | 50,000 |
| Common Stock Subscriptions | - | - | 1,190,140 | | - | | - | 1.190,140 |
| Net (loss) | - | - | - | - | (1,159,543) | | - | (1,159,543) |
| Foreign Currency Translation | - | - | - | - | - | | 2,478 | 2,478 |
| Balance at November 30, 2004 | 4,366,974 | $ 4,367 | $ 3,207,328 | $ | (3,139,623) | $ | 2,478 $ | 74,550 |

See accompanying notes to consolidated financial statements.

# Viropro, Inc.
## Consolidated Statements of Cash Flows

| | Year Ended November 30, 2004 | Five Month Period Ended November 30, 2003 | Year Ended June 30 2003 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ (1,159,543) | $ (8,525) | $ 170,835 |
| Adjustments to reconcile net income (loss) to net cash (used in) Operating activities: | | | |
| Issuance of and subscription for common shares for services | 1,053,640 | - | - |
| | | | |
| Changes in assets and liabilities: | | | |
| Prepaid expenses and sales taxes | (9,658) | - | - |
| Loan receivable | (14,175) | - | - |
| Account payable and accrued expenses | (4,681) | (1,605) | (170,835) |
| Net cash used in operating activities | (134,417) | (10,130) | - |
| | | | |
| **Cash flows from financing activities:** | | | |
| Shareholders' direct payments for accounts payable | - | 10,130 | - |
| Issuance of common shares for cash | 50,000 | - | - |
| Common stock subscriptions for cash | 136.500 | - | - |
| Net cash provided by financing activities | 186.500 | 10,130 | - |
| | | | |
| Net change in cash | 52,083 | - | - |
| Effect of changes in exchange rate | 2,478 | - | - |
| Cash at beginning of year | - | - | - |
| | | | |
| Cash at end of year | $ 54,561 | $ - | $ - |

**Supplemental Disclosure of Cash Flow Information**

During the year ended June 30, 2003, the Company issued shares of its common stock for settlement of related party debt totaling $851,366.

During the year ended June 30, 2003, the Company settled $210,125 of accounts payable by assigning all of its rights, title and interest of its wholly-owned subsidiary Insecta Sales & Research, Inc.

See accompanying notes to consolidated financial statements.

# Viropro, Inc.

**Notes to Financial Statements**
**November 30, 2004**

_____

## Note 1:   Organizations and Basis of Presentation

Viropro, Inc. (aka Food Concepts, Inc. or the Company) was organized under the laws of the State of Nevada on June 16, 1982. On October 27, 1995, the Company reorganized and acquired Savon Coffee, Inc. as a wholly owned subsidiary. On January 1, 1996, the Company acquired Palm Beach Gourmet Coffee, Inc. as a wholly owned subsidiary. On March 31, 1998, the Company divested itself of its coffee operations and simultaneously acquired Insecta Sales and Research, Inc. as a wholly owned subsidiary. Viropro, Inc. and its subsidiaries are collectively referred to in the consolidated financial statements as the "Company". The principal business of the Company, which had been the wholesale distribution of various insecticides, ceased operating during the year ended June 30, 2003. Subsequent to June 30, 2003 the Company changed its year end to November 30.

## Note 2:   Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements for November 30, 2004 and June 30, 2003 include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. For the five month period ended November 30, 2003, the Company had no subsidiaries.

### Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions.

### Revenue Recognition

In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

Revenue is recognized at the time the product is delivered. Provision for sales returns will be estimated based on the Company's historical return experience. Revenue is presented net of returns.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

# Viropro, Inc.

**Notes to Financial Statements**
**November 30, 2004**

_____

**Accounts Receivable**

Accounts receivable are stated at estimated net realizable value. Accounts receivable are comprised of balances due from customers net of estimated allowances for uncollectible accounts. In determining collectability, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

**Financial Instruments**

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 30, 2004. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values.

**Net Income (Loss) Per Common Share**

The Company calculates net income (loss) per share as required by Statement of Financial Accounting Standards (SFAS) 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses common stock equivalents, if any, are not considered, as their effect would be anti dilutive.

**Comprehensive Income**

The Company follows Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements.

**Foreign Currency Translation**

The local currency (Canadian Dollar) is the functional currency for the Company's operations. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholders' equity.

**Segment Information**

The Company follows SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

# Viropro, Inc.

**Notes to Financial Statements**
**November 30, 2004**

_____

**Stock-Based Compensation**

The Company accounts for equity instruments issued to employees for services based on the fair value of the equity instruments issued and accounts for equity instruments issued to other than employees based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

The Company accounts for stock based compensation in accordance with SFAS 123, "Accounting for Stock-Based Compensation." The provisions of SFAS 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

**Impairment of Long-Lived Assets**

The Company accounts for long-lived assets and goodwill in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS 142, "Goodwill and Other Intangible Assets" SFAS 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS 142 requires annual tests for impairment of goodwill and intangible assets that have indefinite useful lives and interim tests when an event has occurred that more likely than not has reduced the fair value of such assets.

**Income Taxes**

The Company follows SFAS 109 "Accounting for Income Taxes" for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

# Viropro, Inc.

_____

## Recent Pronouncements

In November 2004, the FASB issued SFAS 151, "Inventory Costs." SFAS 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB 43, Chapter 4, "Inventory Pricing." Paragraph 5 of ARB 43, Chapter 4, previously stated that "…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges…." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS 152 to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS 152, "Accounting for Real Estate Time-Sharing Transactions." The FASB issued this Statement as a result of the guidance provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." SOP 04-2 applies to all real estate time-sharing transactions. Among other items, the SOP provides guidance on the recording of credit losses and the treatment of selling costs, but does not change the revenue recognition guidance in SFAS 66, "Accounting for Sales of Real Estate," for real estate time-sharing transactions. SFAS 152 amends Statement  66 to reference the guidance provided in SOP 04-2. SFAS 152 also amends SFAS 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that SOP 04-2 provides the relevant guidance on accounting for incidental operations and costs related to the sale of real estate time-sharing transactions. SFAS 152 is effective for years beginning after June 15, 2005, with restatements of previously issued financial statements prohibited. Management does not expect adoption of SFAS 151 to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets," an amendment to Opinion No. 29, "Accounting for Nonmonetary Transactions." Statement 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. Management does not expect adoption of SFAS 153 to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment." SFAS 123(R) amends SFAS 123, "Accounting for Stock-Based Compensation," and APB Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. Management is currently assessing the effect of SFAS No. 123(R) on the Company's financial statements.

**Note 3: Going Concern**

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced significant losses from operations. For the year ended November 30, 2004, the Company incurred a net loss of $1,159,543. In addition the Company incurred a net loss of $8,525 for the five month period ended November 30, 2003, and a loss of $39,290 from continuing operations for the year ended June 30, 2003. In addition, the Company has no revenue generating operations.

The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, increase ownership equity and attain profitable operations. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered in established markets and the competitive environment in which the Company operates.

The Company is pursuing financing for its operations and seeking additional investments. In addition, the Company is seeking to expand its revenue base by adding new customers and increasing its advertising. Failure to secure such financing or to raise additional equity capital and to expand its revenue base may result in the Company depleting its available funds and not being able pay its obligations. The Company is aggressively pursuing strategic alliances which will bring a cash infusion, restructuring and a forward looking business plan.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

**Note 4: Income Taxes**

The Company accounts for income taxes under SFAS 109, which requires use of the liability method. SFAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

| | |
|---|---|
| Income tax provision at the federal statutory rate | 34 % |
| Effect of operating losses | (34)% |
| | -% |

# Viropro, Inc.

**Notes to Financial Statements**
**November 30, 2004**

_____

As of November 30, 2004, the Company has a net operating loss carry forward of approximately $2,100,000. This loss will be available to offset future taxable income. If not used, this carry forward will expire through 2024. The deferred tax asset of approximately $700,000 relating to the operating loss carry forward has been fully reserved at November 30, 2004.The increase in the valuation allowance related to the deferred tax asset was $30,000 during 2004. The principal difference between the accumulated deficit for income tax purposes and for financial reporting purposes results from non-cash stock compensation being charged to operations for financial reporting purposes.

**Note 5: Related Party Transactions**

Between September 1997 through June 1999, the Company borrowed funds under notes payable aggregating $583,200 from Jade Investments, the nominee holder for a majority of the then beneficial owners of the Company's outstanding common stock, with interest at 10%. The notes are payable on demand. Interest of $268,166 had been accrued at December 31, 2002.  On February 20, 2003, the outstanding note balance of $851,366 was settled with the issuance of 42,500,000 pre- split shares of common stock.

During the year ended November 30, 2004, the Company loaned an aggregate of $14,175 to an affiliated entity which balance is outstanding at November 30, 2004.

**Note 6: Assignment of Wholly-Owned Subsidiary**

On October 16, 2002, the Company assigned all of its rights, title and interest of its wholly-owned subsidiary Insecta Sales & Research, Inc. to Prime Time Insects, Inc. (A Bahamian Corporation) (Prime Time) owned by a related party. In consideration for these assets and the use of the _Insecta_ name and abandoned EPA registration, Prime Time will assume in its entirety an accounts payable of $210,125 related to Insecta Sales & Research, Inc.

**Note 7: Stockholders' Equity**

At November 30, 2004, the Company had 20,000,000 authorized shares of common stock with a par value of $.001. Each share entitles the holder to one vote.

During the fiscal 2003, the Company issued 42,500,000 pre-split shares of common stock for settlement of related party debt (see Note 5).

During the five month period ended November 30, 2003, the Company implemented a 1 to 12.14 reverse stock split.

On November 18, 2004, the Company issued 250,000 common shares pursuant to the exemption contained in Regulation S to purchasers who were non-U.S. persons for cash aggregating $50,000.

# Viropro, Inc.

**Notes to Financial Statements**
**November 30, 2004**

_____

**Note 8:   Commitments**

During November 2004, the Company entered into an agreement with the Tokyo-based firm Immuno Japan Inc. for the marketing and production of therapeutic proteins in international markets. According to the agreement, the Company has acquired licensees to patented technologies related to the production of therapeutic proteins for certain countries. As compensation for the rights the Company issued 500,000 shares of common stock in February 2005 which are included in the 2,152,000 shares discussed in Note 9, the fair value of which has been charged to operations during the year ended November 30, 2004, and is obligated to issue an additional 500,000 shares of common stock upon the initial sale of the licensed products, which has not yet occurred. In addition the Company will pay a royalty of 15% of sales of the licensed products.

**Note 9:   Subsequent Events**

During December 2004, the Company filed a Registration Statement under Rule S-8 and issued 1,000,000 common shares for services rendered during the year ended November 30, 2004. The fair value of these shares of $305,000 has been recorded as a stock subscription at November 30, 2004 and charged to operations during the year ended November 30, 2004.

During December 2004, the Company issued 682,500 common shares pursuant to the exemption contained in Regulation S to purchasers who were non-U.S. persons for cash received prior to November 30, 2004 aggregating  $136,500. In conjunction with this offering the Company issued 1,457,500 warrants to purchase common shares at $.25 per share. The warrants expire in December 2006.

During February 2005, the Company issued 2,152,000 common shares pursuant to the exemption contained in Regulation S to purchasers who were non-U.S. persons for services performed during the year ended November 30, 2004. The fair value of these shares of $748,640 has been recorded as a stock subscription at November 30, 2004 and charged to operations during the year ended November 30, 2004.

During February 2005, the Company issued 493,200 common shares pursuant to the exemption contained in Regulation S to purchasers who were non-U.S. persons for cash received aggregating $105,660. In conjunction with this offering the Company issued 741,400 warrants to purchase common shares at $.25 per share and 100,000 warrants to purchase common shares at $.35 per share. The warrants expire in February 2007.

During February 2005, the Company issued 685,000 common shares pursuant to the exemption contained in Regulation S to purchasers who were non-U.S. persons for services performed subsequent to November 30, 2004. The fair value of these shares of $287,700 will be charged to operations during the year ending November 30, 2005.

During March 2005 the Company intends to file a Registration Statement under Rule S-8 and issue 850,000 shares of common stock for services provided subsequent to November 30, 2004. The fair value of these shares will be charged to operations during the year ending November 30, 2005.

# Appendix B.

**Plan of Operations**

The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this report.

Plan Of Operations

During this past fiscal year ended November 30, 2004, the Company has no operations and continued to exist as an inactive shell. The Company ensured its required filings with the SEC were current while searching for an operating business. During the last two months of the fiscal year, its endeavors to identify business opportunities for acquisition or business development intensified. These activities were contained within the Company's new subsidiaries, as discussed in greater detail below.

As such, the Company incurred operating and overhead expenses in the fourth quarter. These expenses were largely for advisors who acted as consultants to identify business opportunities, and perform market research and analysis which would give rise to potential shareholder value. Their compensation was non-cash as they were issued common shares of the Company for services rendered. Non-cash consulting fees amounted to $1,053,640 for the year. Cash expenses for the year totaled $105,903 consisting of primarily of professional fees of $41,562 and consulting fees of $48,063. This compared to nominal expenses of $8,525 in the five months ending November 30, 2003, and $10,130 for the year ending June 30, 2003. The Company had no revenue this year, as was the case for the period ending November 30, 2003, and June 30, 2003.

At November 30, 2004 the Company had a consolidated cash balance of $54,561 as compared to a zero balance at the same time last year. It is therefore actively looking for revenue producing businesses and possible acquisition targets in an effort to provide a potential for shareholder value.

On December 18, 2003, the Company signed a Letter of Intent to acquire CNC for 20,000,000 shares. A long form Exchange Agreement was signed on January 21, 2004, and the closing thereunder wad subject to various conditions including registering the shares to be issued. Following the closing, it was intended for the Company to operate the business of CNC and support itself through the expected revenues of CNC and from private financing as necessary which it expected to be able to raise in limited amounts once it had an operating business, although there can be no assurance that it will be successful. On May 7, 2004, the Company filed its notice dated April 30, 2004 to withdraw the S-4 Registration Statement. As the result, the Exchange Agreement had been terminated.

In October 2004, the Company authorized the creation of a wholly owned subsidiary, Viropro Canada Inc., to act as a Canadian holding company for its future operating businesses. In turn, this subsidiary set up a wholly owned Canadian subsidiary named Viropro Pharma Inc. primarily for business development focused on the marketing and distribution of products and advanced technologies in the lucrative field of Life Sciences. Specializing [how does it specialize in this stuff?] in Generic Biopharmaceuticals, OTC Pharmaceuticals and Diagnostics, Viropro Pharma has identified particular interest in South America and Asia where it is already developing partnerships. As part of its strategy, Viropro Pharma is placing immediate emphasis on business development, the establishment of technology transfer agreements and the creation of long-term relationships with partners, distributors and suppliers on each target market.

Following its creation, Viropro Pharma appointed a scientific committee comprised of internationally recognized subject matter experts to provide product and technical guidance as well as support to anticipated technical transfer initiatives.

In November 2004, Viropro announced an agreement with Miralus Canada Inc. and Miralus International Inc. for the global commercialization of the "FREEdHEM" line of specialized medical products for the treatment of hemorrhoids  with exclusive marketing rights for Japan, Central America and South America and non-exclusive rights for most of the countries elsewhere in the world including Canada.  The advantage of the FREEdHEM line over the competition is that only one application is needed to treat this pervasive ailment which affects 50% of North Americans. FREEdHEM is already available in the United States through retail outlets of large pharmaceutical and food distributors. Miralus will be paid a commission of 10% of gross sales which it initiates.

On November 5, 2004, Viropro signed a major partnership with the Tokyo-based firm Immuno Japan Inc. for the marketing and production of therapeutic proteins in international markets. According to the agreement, Viropro Pharma has acquired licensees to patented technologies related to the production of therapeutic proteins (alpha and beta interferon, Interleukin 2, EPO (erythropoietin) and human growth factors (rHuG-CSF and rHuGM-CSF) for Latin America, Thailand, China, Taiwan, Singapore and South Africa. Immuno Japan Inc., who developed the licensed technologies in Japan (Tokyo and Kyoto), will oversee the technology transfer process and provide technical support to Viropro Pharma's clients and partners. As compensation for rights Viropro issued 500,000 shares of common stock the fair value of which has been charged to operations during the year ended November 30, 2004, and is obligated to issue an additional 500,000 shares of common stock upon the initial sale of the licensed products, which has not yet occurred. In addition the Company will pay a royalty of 15% of sales of the licensed products.

Dr. Tetsuo Nakamura, President of Immuno Japan Inc., has a widely recognized scientific and business background in the field of biotechnology. In addition to holding a number of patents, Dr. Nakamura founded, and has operated for 25 years, the Institute of Immunology Co. Ltd., which specializes in the manufacture of biological reagents (antibodies, proteins) and is one of the leaders in its field in Japan. As well, he has been active in many private and public corporations in Japan, the United States and Canada.

Through the years, Immuno Japan Inc. has acquired a reputation for offering pharmaceutical products of superior quality, as well as innovative technologies, notably related to the development of biopharmaceuticals such as proteins and recombinant monoclonal antibodies.

On February 2, 2005, Viropro announced that it has signed a scientific research agreement with the INRS-Institut Armand-Frappier research centre for the development and continuous improvement of detection tests related to the B19 virus (parvovirus).

Importantly, this research project will actively involve two world-recognized scientists, Dr. Max Arella and Dr. Peter Tijssen, both members of L'Institut National de Recherche Scientifique (INRS). These two professors/researchers bring highly-specialized know-how and the scientific expertise necessary to lead the project through development, validation and clinical trials with the objective of vastly improving the detection of this virus and, by extension, other viral diseases in humans.

Parvovirus, or fifth disease, is an infectious illness, caused by the virus B19. Known generally as a childhood disease, the virus causes an eruptive infection and is contagious through the airways. It can also affect adults who have a compromised immune system, in certain cases evolving to polyarthropathy syndrome, spontaneous abortion, fetalis hydrops and chronical anemia.

The continuous development of this type of detection technology will greatly help Viropro in developing new markets and identifying new business partners in Third World countries where this virus is broadly disseminated across large populations. The INRS-Institut Armand-Frappier research centre is renowned both locally and internationally for its biomedical expertise and represents a vital crossroad for health-related research in Quebec. Members of the Centre's team have exceptional, even unique, analytical capabilities in the fields of chemistry, microbiology and immunology, genomics and proteomics as well as molecular and cellular biology. The Institute, which has approximately fifty faculty members, plays a vital role in research, training and technology transfers in the areas of human, animal and environmental health.

In February, Viropro announced the appointment of Rinaldo Mancin today as Director, Business Development for Latin-America. Mr. Mancin will immediately take office in Brasilia, Brazil to oversee all corporate activities relating to Viropro Pharma's market development in Latin America.  With a master's degree in Sustainable Development from the University of Brasilia (UnB), Rinaldo Mancin has over 15 years experience in the management and implementation of large-scale projects in Brazil, most of which were financed by G7 countries, the World Bank and the European Union. He has also held the office of Executive Secretary for the National Genetic Resources Council, in which he helped develop and implement policies for Brazil's biotechnological sector.

Mr. Mancin has also acted as Chief Negotiator for environmental and biotechnological projects on behalf of the Brazilian government with major international agencies such as the Convention on Biological Diversity (CBD), the World Intellectual Property Organization (WIPO), and the World Trade Organization (WTO). As such, Mr. Mancin brings broad expertise and an impressive portfolio of private and institutional contacts that will be instrumental to Viropro Pharma as it implements strategies for the Latin American market and seeks access to international funding sources.

# Appendix C.

Financial Statements for the Period Ended August 31, 2005.


Viropro, Inc.
Consolidated Balance Sheet
August 31, 2005
(Unaudited)


ASSETS

| | | |
|---|---|---:|
| **Current Assets** | | |
| Cash | $ | 347 |
| Other receivables | | 47,961 |
| Prepaid expenses and sales taxes | | 5,420 |
| Total Current Assets | | 53,738 |
| | | |
| Property and equipment - net | | 3,033 |
| | | |
| | $ | 56,761 |

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

| | | |
|---|---|---:|
| **Current Liabilities** | | |
| Accounts payable – affiliates | $ | 153,477 |
| Accounts payable – trade | | 157,182 |
| Accounts payable – other | | 22,101 |
| Total Current Liabilities | | 322,760 |
| | | |
| **Stockholders' (Deficit)** | | |
| 12,397,104 shares issued and outstanding | | 12,397 |
| Additional paid-in capital | | 4,543,845 |
| Common stock subscriptions | | 697,193 |
| Deferred compensation | | - |
| Accumulated (deficit) | | (5,531,971) |
| | | (278,536) |
| Other comprehensive income | | |
| Currency translation adjustment | | 2,537 |
| Total Stockholders' (Deficit) | | (275,999) |
| | | |
| | $ | 56,761 |

See the accompanying notes to the financial statements.

## Viropro, Inc.
## Consolidated Statements of Operations
## (Unaudited)

| | Three months ended | | Nine months ended | |
| --- | --- | --- | --- | --- |
| | August 31, 2005 | August 31, 2004 | August 31, 2005 | August 31, 2004 |
| Revenue | $ - | $ - | $ - | $ - |
| Cost of revenue | - | - | - | - |
| Gross Profit | - | - | - | - |
| Operating expenses: | | | | |
| Non-Cash stock compensation - general and administrative | 1,005,663 | - | 1,751.093 | - |
| Selling, General and administrative expenses | 242,124 | 5,742 | 641,255 | 24,864 |
| Operating (loss) | (1,247,787) | (5,742) | (2,392,348) | (24,864) |
| Comprehensive income: | | | | |
| Foreign currency translation adjustment | (1,766) | - | (5,015) | - |
| Comprehensive Gain (loss) | (1,249,553) | (5,742) | (2,397,363) | (24,864) |
| Weighted average common shares outstanding - basic and diluted | 12,397,104 | 4,116,974 | 10,472,608 | 4,116,974 |
| (Loss) per common share - basic and diluted | $ (0.10) | $ (0.00) | $ (0.23) | $ (0.01) |

See the accompanying notes to the financial statements.

Viropro, Inc.
Consolidated Statements of Cash Flows
For the Nine Months Ended
(Unaudited)

| | August 31, 2005 | August 31, 2004 |
|---|---|---|
| **Cash flows from Operating Activities:** | | |
| Net cash (used in) operating activities | $ (341,443) | $ - |
| | | |
| **Cash flows from Investing Activities:** | | |
| Purchase of property and equipment | (3,417) | - |
| Net cash (used in) investing activities | (3,417) | - |
| | | |
| **Cash flows from Financing Activities:** | | |
| Proceeds from sale of and subscriptions for common shares | 290,646 | - |
| Net cash provided by financing activities | 290,646 | - |
| | | |
| (Decrease) in cash | (54,214) | - |
| | | |
| Cash at beginning of period | 54,561 | - |
| | | |
| Cash at end of period | $ 347 | $ - |

See the accompanying notes to the financial statements.

# Viropro, Inc.

**Notes to Financial Statements (Unaudited)**
**August 31, 2005**

_____

**Note 1:   Organization and Basis of Presentation**

The accompanying unaudited Consolidated Financial Statements of Viropro, Inc. (the "Company") have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X.  The financial statements reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements.

These Consolidated Financial Statements should be read in conjunction with the audited financial statements and footnotes thereto included in Viropro Inc.'s Form 10-KSB for the year ended November 30, 2004, as filed with the Securities and Exchange Commission.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Note 2:   Income (Loss) per Share

The Company calculates net income (loss) per share as required by Statement of Financial Accounting Standards (SFAS) 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses common stock equivalents, if any, are not considered, as their effect would be anti dilutive.

**Note 3:   Going Concern**

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced significant losses from operations. The accumulated deficit of the Company aggregates $5,531,971 including a net loss for the nine months ended August 31, 2005, in the amount of $2,397,363. In addition, the Company has no revenue generating operations, a working capital deficit of $269,022 and a stockholders' deficit of $275,999.

# Viropro, Inc.

**Notes to Financial Statements (Unaudited)**
**August 31, 2005**

_____

The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, increase ownership equity and attain profitable operations. In addition, the

Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered in established markets and the competitive environment in which the Company operates.

The Company is pursuing financing for its operations and seeking additional investments. In addition, the Company is seeking to expand its revenue base by adding new customers and increasing its advertising. Failure to secure such financing or to raise additional equity capital and to expand its revenue base August result in the Company depleting its available funds and not being able pay its obligations. The Company is aggressively pursuing strategic alliances which will bring a cash infusion, restructuring and a forward looking business plan.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that August result from the possible inability of the Company to continue as a going concern.

## Note 4:   Stockholders' (Deficit)

During the nine months ended August 31, 2005, the Company issued 3,152,000 common shares with a fair market value of $1,053,640 which had been subscribed for services provided through November 30, 2004. The fair value of the shares was charged to operations during the year ended November 30, 2004.

During the nine months ended August 31, 2005, the Company issued 682,500 shares of common stock which were subscribed for with cash of $136,500 at November 30, 2004.

During the nine months ended August 31, 2005, the Company issued 1,414,880 shares of common stock for cash aggregating $290,646.

During the nine months ended August 31, 2005, the Company issued 1,535,000 shares of common stock (including 850,000 shares registered pursuant to Form S-8) with a fair value of $692,850 for services.

During the nine months ended August 31, 2005, the Company charged to operations 1,245,000 shares of common stock (registered pursuant to Form S-8) with a fair value of $361,050 for services rendered.

During the nine months ended August 31, 2005, the Company corrected previous issuances of common shares by issuing 750 common shares.

# Viropro, Inc.

**Notes to Financial Statements (Unaudited)**
**August 31, 2005**

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During the nine months ended August 31, 2005, the Company accepted subscriptions for 3,485,965 shares of common stock with a fair value of $697,193 for services which were rendered during the quarter ended August 31, 2005, and charged to operations. These shares were issued in September 2005.

**Note 5:    Commitments**

During November 2004, the Company entered into an agreement with the Tokyo-based firm Immuno Japan Inc. for the marketing and production of therapeutic proteins in international markets. According to the agreement, the Company has acquired licenses to patented technologies related to the production of therapeutic proteins for certain countries. As compensation for the rights the Company issued 500,000 shares of common stock in February 2005, with a fair value of $220,000 which has been charged to operations during the year ended November 30, 2004, and is obligated to issue an additional 500,000 shares of common stock upon the initial sale of the licensed products, which has not yet occurred. In addition the Company will pay a royalty of 15% of sales of the licensed products.

In April 2005, Viropro Pharma Inc., a wholly owned subsidiary announced the creation of a strategic joint-venture with ProteoCell Biotechnologies Inc., a leading bioprocess Montreal-based company specializing in the scale-up of production processes of recombinant proteins. The joint-venture is named Viropro-ProteoCell. Viropro Pharma completed its initial payment of $50,000 (in Canadian Funds). The agreements with ProteoCell Biotechnologies Inc. and Viropro, Inc. have lapsed and are no longer in force. There are no outstanding obligations between the parties and no future association is planned. As such, the Joint-Venture will not proceed.

**Results of Operations**

As previously disclosed in its public filings, Viropro must be currently deemed to be a shell corporation with no revenues and its main business activity has been to search for an operating business. In the fourth quarter of 2004, the Company set up two subsidiaries mandated to identify business opportunities for acquisition and/or business development. Expenses incurred during the first quarter of 2005 relate primarily to this activity.

The following events occurred this period as previously disclosed:

In September 2005, Mr. Richard Lee, President and Chairman of the Board of Directors announced the appointment of Dr Jean-Marie Dupuy as CEO of the Company and its wholly owned subsidiary: Viropro Canada Inc.  Dr. Dupuy retains the title of President & CEO of Viropro Pharma Inc. Dr Dupuy has also accepted the nomination to the Board of Directors.

The Company believes that these appointments should permit the Company to accelerate the international development of its bio-generics and nutraceutics businesses..

# Viropro, Inc.

**Notes to Financial Statements (Unaudited)**
**August 31, 2005**

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The nomination to the Board is subject to shareholder approval. Mr. Richard Lee resigned as President of the Company, but will remain as Chairman. An external nominee is expected to be named to fill the third Board position..

Dr. Jean-Marie Dupuy is a renowned expert in biotechnology with major contributions in the areas of project development, research and clinical implementation for several pharmaceutical and biotech companies. Dr Dupuy was previously Vice-President, Medical & Regulatory Affairs at Immuno-designed Molecules Company; Project Director, Immunology / Oncology Programs at Wyeth Ayerst; and Medical Director at Pasteur Mérieux Connaught. Prior to joining the Pharmaceutical Industry, Dr. Dupuy held several academic positions in Canada and France. In Canada, he was Director of Clinical Immunology, Montreal Children's Hospital and Director of the Immunology Research Center, Armand Frappier Institute, Montreal. In France, he held the post of Deputy Director of the Department of Paediatric Liver Diseases, Bicêtre Children's Hospital, Paris and head of The Immunology and Virology Research Centre.  Dr Dupuy has conducted intensive clinical & research activities in Paediatrics, Immunology, Virology and Vaccines. He is author and co-author of more than 240 scientific and medical articles, books and publications.He received his post-doctoral training in Minneapolis.

### Results of Operations Nine Months Ended  August 31, 2005 and August 31, 2004.

During the nine month period ending August 31, 2005, the Company's net operating loss was $ 2,397,363 compared to a net loss of $ 24,864 in the same period of the prior year.

Revenues

During the nine month periods ended August 2005 and 2004, the Company's revenues were zero dollars. The Company has no operations which generate revenue at this time. There was no gross profit for either period.